POSEIDIS, INC.
                          222 Lake View Ave., Suite 160
                            West Palm Beach, FL 33401


                                                  September 20, 2006


U.S. Securities and Exchange Commission
Washington, D.C. 20549-0519
Attn: Sarah Goldberg

         Re:  Poseidis, Inc.
              Form 8-K Filed July 25, 2006
              File No. 0-26329

Dear Ms. Goldberg:

         This letter addresses the comments set forth in your letter dated July 27, 2006 (the "Commission Letter") addressed to Poseidis, Inc. ("we" or the "Company").

Comment #1:

     Please amend Form 8-K to quantify the impact of the restatement on your financial statements. Refer to the requirements of Item 4.02(a)(2) of Form 8-K.

Response to Comment #1:

We will amend the 8-K to insert the following disclosure:

The following is a summary of the restatement adjustments (this summary omits footnote disclosure and certain line items; the reader is directed to our amended quarterly reports for the quarter ended August 31, 2005 and for the quarter ended November 30, 2005 for a more detailed presentation of this data):

For the Form 10-QSB for the quarter ended August 31, 2005:

Summary Balance Sheet (Unaudited)                     At August 31, 2005
ASSETS                                     As Reported    Adjustments    As Restated
                                         -------------    -----------    -------------
    Total Current Assets                 $      94,933    $         -    $      94,933
     Net Property and Equipment                164,735              -          164,735
    Total Other Assets                          31,989         98,073          130,062
                                         -------------    -----------    -------------
Total Assets                             $     291,657    $    98,073    $     285,450
                                         =============    ===========    =============
LIABILITIES AND STOCKHOLDERS' (DEFICIENCY)
LIABILITIES
     Total Current Liabilities           $   1,272,165    $ (751,659)    $     520,506
                                         -------------    -----------    -------------
Total Liabilities                            1,272,165      (751,659)          520,506
                                         -------------    -----------    -------------
STOCKHOLDERS' (DEFICIENCY)
      Total Stockholders' (Deficiency)        (980,508)      849,732          (130,776)
                                         -------------    -----------    -------------
Total Liabilities
  and Stockholders' (Deficiency)        $      291,657    $   98,073     $     389,730
                                         =============    ===========    =============

Summary Statement of Operations (Unaudited)
                                          For the three months ended August 31, 2005   For the six months ended August 31, 2005
                                           ----------------------------------------    --------------------------------------
                                            As Reported  Adjustments   As Restated     As Reported  Adjustments   As Restated
                                            -----------  -----------   -----------     -----------  -----------   -----------
Revenues                                    $         0  $         0  $         0      $         0  $         0   $         0
                                            -----------  -----------   -----------     -----------  -----------   -----------
Operating Expenses                              178,546      240,497       419,143         324,326      261,216       585,542
                                            -----------  -----------   -----------     -----------  -----------   -----------
Operating (loss)                               (178,546)    (240,597)    (419,143)       (324,326)    (261,216)     (585,542)

Other Income (Expense)                                2      (18,108)     (18,106)            (94)     (18,108)      (18,203)
                                            -----------  -----------   -----------     -----------  -----------   -----------
Net Loss                                       (178,544)    (258,705)    (437,249)       (324,420)    (279,324)     (603,745)
Other Comprehensive Income (Loss)
 Foreign currency translation gain (loss)       (15,425)           -      (15,425)         47,081            -        47,081
                                            -----------  -----------   -----------     -----------  -----------   -----------
Comprehensive Loss                          $  (193,969) $  (258,705) $  (452,674)     $  (324,420) $  (279,324)  $  (556,664)
                                            ===========  ===========   ===========     ===========  ===========   ===========
Net Loss per common share-
basic and diluted                           $     (0.01) $         -  $     (0.01)     $     (0.01) $         -   $     (0.01)
                                            ===========  ===========   ===========     ===========  ===========   ===========

Weighted average number of shares            50,735,689    8,826,485    59,562,174      50,487,553    5,161,445    55,648,998
                                            ===========  ===========   ===========     ===========  ===========   ===========


For the Form 10-QSB for the quarter ended November 30, 2005:

Summary Balance Sheet (Unaudited)                             At November 30, 2005
                                                     --------------------------------------
ASSETS                                               As Reported   Adjustments  As Restated
                                                     -----------   -----------  -----------
    Total Current Assets                             $    41,423   $         -  $    41,423
    Net Property and Equipment                           166,706             -      166,706
    Total Other Assets                                    24,407       118,739      143,146
                                                     -----------   -----------  -----------
Total Assets                                         $   232,536   $   118,739  $   351,275
                                                     ===========   ===========  ===========
LIABILITIES AND STOCKHOLDERS' (DEFICIENCY)

LIABILITIES
     Total Current Liabilities                       $ 1,385,053   $  (675,183) $   709,870
     Total Long Term Liabilities                               -       100,755      100,755
                                                     -----------   -----------  -----------
Total Liabilities                                      1,385,053      (574,428)     810,625
                                                     -----------   -----------  -----------
STOCKHOLDERS' (DEFICIENCY)
      Total Stockholders' (Deficiency)                (1,152,517)      693,167     (459,350)
                                                     -----------   -----------  -----------
Total Liabilities and Stockholders' (Deficiency)     $   232,536   $   118,739  $   389,730
                                                     ===========   ===========  ===========

Summary Statement of Operations (Unaudited)
--------------------------------------
                                         For the three months ended November 30, 2005  For the nine months ended November 30,
                                         --------------------------------------------  --------------------------------------
                                            As Reported  Adjustments   As Restated     As Reported  Adjustments   As Restated
                                            -----------  -----------   -----------     -----------  -----------   -----------

Revenues                                    $         0  $         0  $          0     $         0  $         0   $         0
                                            -----------  -----------   -----------     -----------  -----------   -----------
Operating Expenses                              869,036     (617,462)      251,574       1,193,363     (356,248)      837,115
                                            -----------  -----------   -----------     -----------  -----------   -----------
Operating (loss)                               (869,036)     617,462      (251,574)     (1,193,363)     356,248      (837,115)

Other Income (Expense)                              (98)     (34,191)      (34,289)           (192)     (52,300)      (52,492)
                                            -----------  -----------   -----------     -----------  -----------   -----------
Net Loss                                       (869,134)     583,271      (285,863)     (1,193,555)     303,948      (889,607)

Other Comprehensive Income (Loss)
 Foreign currency translation gain (loss)        51,449            -        51,449           4,368            -         4,368
                                            -----------  -----------   -----------     -----------  -----------   -----------
Comprehensive Loss                          $  (817,685) $   583,271  $   (234,414)    $(1,189,187) $   303,948   $  (885,239)
                                            ===========  ===========  ============     ===========  ===========   ===========
Net Loss per common share -
basic and diluted                           $     (0.01) $         -  $      (0.01)    $     (0.02) $         -   $     (0.02)
                                            ===========  ===========  ============     ===========  ===========   ===========
Weighted average number of shares            65,995,800            -    65,995,800      65,995,800    6,910,456    59,085,344
                                            ===========  ===========  ============     ===========  ===========   ===========


     These corrections do not affect the Company's historical cash flow. The previously issued financial statements for the fiscal quarters ended August 31, 2005 and November 30, 2005 should no longer be relied upon.

     The Company's financial statements for the fiscal quarters ended August 31, 2005 and November 30, 2005 have been restated. The Company filed the restated financial statements as amendments to periodic reports with the SEC on the appropriate forms on September 13, 2006. Executive Management has discussed the matters disclosed in this Current Report on Form 8-K with the Company's independent accountants.


Comment #2:

     Please tell us how you are accounting for the warrants issued in connection with the convertible notes. In particular, tell us whether you are accounting for the warrants as derivative liabilities under SFAS 133 and why or why not. If you determined the warrants are not derivatives based on the exception provided in paragraph 11a of SFAS 133, please tell us in detail how you applied paragraphs 12-32 of EITF 00-19 in arriving at your conclusion. We are particularly interested as to how the adjustment exercise price affected this conclusion. Assuming SFAS 133 does not apply, tell us how you accounted for the warrants under APB 14, as applicable.

Response to Comment #2:

Management determined that SFAS 133 does not apply to the warrants issued with the convertible notes based on our analysis of paragraph 11a. We reviewed the terms of the warrants issued and noted that the terms were wholly conventional with the possible exception of the anti-dilution exercise price adjustment feature. We reviewed the price adjustment feature of the warrants to determine if it caused them to be derivatives. The warrants contain adjustments to the exercise price and number of warrant shares in the event of issuances of shares of our common stock at a price per share less than the exercise price. We consider this feature to be standard in this type of financing and to be in the control of management. We determined that even though the warrants may have met the required definition to be recorded as derivative instruments, the fact is that the issuance of shares at prices below the reset rates is entirely within our control; management concluded that this clause is insufficient, in and of itself, to cause the warrant to be valued as derivatives. Management also considered the description of obligations to issue a variable number of shares under SFAS 150 paragraph 12, and noted that the essence of the warrant transaction was inconsistent with the definition therein; no reason was noted under SFAS 150 to record the warrants as liabilities.

Management then reviewed the general requirements for equity treatment of the warrants under paragraphs 12 through 32 of EITF 00-19:

o The warrants do not allow for net cash settlement and the only settlement possible under the terms of the warrants would be in shares of our common stock.

o    The Company is permitted to settle the warrants in unregistered shares.

o The Company has sufficient authorized and unissued shares available to settle the warrants after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

o The warrants contain an explicit limit on the number of shares to be delivered in a share settlement (though this number may be increased unilaterally by acts within the control of the Company).

o There are no required cash payments to Cornell Capital in the event the Company fails to make timely filings with the SEC.

o There are no required cash payments to Cornell Capital if the shares initially delivered upon settlement are subsequently sold by them and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

o    There is no net-settlement provision under the warrant agreement.

o There are no provisions in the contract that indicate that Cornell Capital has rights that rank higher than those of a shareholder of the stock underlying the contract.

o There is no requirement in the contract to post collateral at any point or for any reason.

Based upon this analysis, the warrants issued in conjunction with the Debentures were valued and recorded as equity by us in accordance with EITF 00-19 and guidance described under SFAS No. 150 as we made the determination that the warrants were conventional. We have valued the warrants by using the Black-Scholes valuation model and accounted for the fair value of the warrants in relation to the debt host. This resulted in the allocation of the fair value of the warrants to Additional Paid In Capital with the offset as a discount to the Debentures. This discount is being amortized on a straight-line basis over the life of the Debentures which approximates the effective interest method.

The fair value of these detachable warrants was computed in the following manner:

We valued our warrants using the Black-Scholes valuation model which includes several highly judgmental elements, including our estimates as to our volatility. As our stock is thinly traded, our volatility is high. High volatilities lead to larger estimates of fair market value for options, warrants and other instruments valued under the Black-Scholes valuation model. We reviewed our observed volatility (our volatility as computed from quoted prices) and believe that it is a fair measurement based upon the following factors:

o It represents a historical reality that is borne out to the present day by our continuing high degree of volatility.

o As a company engaged in the development of new products without a proven history or established business model, any investments have both a great potential for gain if we succeed with our business plan and a possibility for a complete loss of investment.

o The current illiquidity of our common stock will likely continue for the foreseeable future, which would cause any price pressure to be magnified; we estimate that this will increase future volatility.

o We have no true peer companies against which to benchmark our volatility, and as our financial situation is defined by the illiquidity of our stock and our need for additional funds for operations, any likely peer company would have a similar volatility.

Based upon our consideration of these matters, Management determined that observed volatility is an accurate and appropriate measurement for the valuation of the warrants.

The warrants were valued using the base conversion prices. The value of the base conversion feature of the warrants was estimated assuming a term of 5 years, a risk-free rate of 4.75%, a volatility of 210.75% and no dividend payments. This value was recorded as equity by the Company in accordance with EITF 00-19. Management reviewed the amount as well as the underlying assumptions for reasonableness, and determined that these valuations were appropriate based upon the underlying facts and circumstances.

We have included as Attachment #1 the synopsis of the entries made in conjunction with the embedded derivatives and detachable warrants for the Cornell Debentures.

Comment #3:

     Please explain to us why you intend to enter into an amended and restated consulting agreement as a result of the restatements disclosed in Form 8-K. In this regard, it is not clear to us why accounting errors would impact the consulting agreement.

Response to Comment #3:

The previous consulting agreements did not clearly address key business and legal terms including the pricing of the shares to be issued, the period of time restricting the transferability of the shares, and the termination date for the consultancies. When the Company's new Chief Financial Officer and new independent accountants identified the accounting errors described in the 8-K filed July 25, 2006 and when the lack of clarity in the applicable historical documentation was identified, management and the two consultants discussed all of these matters and mutually agreed to correct the errors, clarify the relevant language in amended and restated agreements (including reference to the background and corrections in the new documentation since these were related party transactions) and board action, and file the amended and restated agreements as exhibits with the restated 10-QSB.


Comment #4:

     Please tell us if your certifying officers have considered the effect of the errors on the accuracy of prior disclosures regarding disclosure controls and procedures under Items 307 of Regulation S-K. If such officers have concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods to be restated, you should disclose this determination. Otherwise, please explain to us why the discovery of these errors did not affect your conclusions regarding the effectiveness of disclosure controls and procedures.

Response to Comment #4:

The Company's certifying officers have considered the effect of the errors on the accuracy of prior disclosures regarding disclosure controls and procedures under Item 307 of Regulation S-B. The Company intends to include the following disclosure in the amended 10-QSB/A's at Part I, Item 3:

          (a) Disclosure controls and procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, have determined that the disclosure controls and procedures under rule 13a-15(e) and rule 15d-15(e) of the Securities Exchange Act of 1934 are ineffective at the end of each fiscal quarter covered by this report. Specifically, we identified deficiencies in our internal controls and disclosure controls related to the accounting for (1) convertible debt with conversion features contingent upon future prices of our stock and convertible debt with detachable warrants, primarily with respect to accounting for derivative liabilities in accordance with EITF 00-19 and SFAS 133 and (2) certain issuances of our common stock.

          (b) Changes in internal control over financial reporting. There were no significant changes in our internal control over financial reporting during the fiscal quarter covered by this report, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Subsequent to the fiscal quarter covered by this report, we have undertaken improvements to our internal controls in an effort to remediate these deficiencies through the following efforts: 1) engaging a qualified, experienced Chief Financial Officer as of January 12, 2006; 2) implementing a review of all convertible securities to identify any securities that are not conventional convertible securities; and 3) periodic reconciliations of our common stock transactions with our stock transfer agent to assure accurate and timely recording of common stock issuances. We believe we have remediated the material weakness in internal control over financial reporting and the ineffectiveness of our disclosure controls and procedures by conducting a review of our accounting treatment of our financing transactions and for issuances of common stock and correcting our method of accounting for such transactions.

In addition, we acknowledge that:

o We are responsible for the adequacy and accuracy of the disclosure in the filings;

o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking action with respect to the filing: and

o We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any supplemental information after reviewing our responses contained in this letter, please do not hesitate to contact the undersigned at 917-402-0061 or John Butler, counsel to the Registrant, at 609-452-6000.

                                         Very truly yours,

                                          POSEIDIS, INC.

                                    By:/s/ John J. McGovern
                                       --------------------------------------
                                       John J. McGovern
                                       Executive Vice President, Chief Financial
                                       Officer & Treasurer




cc:   Louis Pardo, Chief Executive Officer
      Thomas P. Gallagher, Esq.
      John Butler, Esq.

                                 ATTACHMENT # 1

--------------------------------------------------------------------------------

                                 Poseidis, Inc.
                     Embedded Derivates - Cornell Debentures

2nd QuarterEntries:                                                Dr.                Cr.
-------------------                                          --------------      ---------------
Discount on debentures (Derivatives)                         $    87,190.00
Loss on derivative liability                                 $    17,714.00
Derivative Liability - Conversion Feature                                        $     46,177.00
Derivative Liability-Call/Repricing                                              $     58,727.00
To record the derivative liability on the Cornell
   debentures from 8/26/05 financing

11/30/05 Quarter Entries:

Discount on debentures (derivatives)                         $  225,109.00
Derivative Liability - Conversion Feature                                        $     92,354.00
Derivative Liability-Call/Repricing                                              $    132,755.00
To record the derivative liability on the Cornell
   debentures from 10/24/05 financing

Derivative Liability - Conversion Feature                    $    46,177.00
Derivative Liability-Call/Repricing                          $    58,727.00
Gainon derivative liability                                                      $     17,714.00
Discount on debentures (Derivatives)                                             $     87,190.00
To reverse the derivate liability for the
   Debentures from prior financing

2/28/06 Quarter Entries:

Discount on debentures (derivatives)                         $  340,787.50
Loss on derivative liability                                 $  507,153.50
Derivative Liability - Conversion Feature                                        $   526,897.00
Derivative Liability-Call/Repricing                                              $   321,044.00
To record the derivative liability on the Cornell
   debentures from the 2/1/06 financing

Derivative Liability - Conversion Feature                    $   92,354.00
Derivative Liability-Call/Repricing                          $  132,755.00
Discount on debentures (Derivatives)                                             $   225,109.00
To reverse the derivate liability for the
   Debentures from prior financing

                                 Poseidis, Inc.
                               Warrants - Cornell
                                   Debentures


8/31/05 Quarter Entries:                                             Dr.               Cr.
-----------------------------------------                    ---------------     ---------------
Discount on Cornell Debentures (Warrants)                    $     62,810.00
APIC                                                                             $     62,810.00
To record the fair value of the Debenture
    warrants from 8/26/05 closing


11/30/05 Quarter Entries:

No Entries - No warrant issuances in quarter


2/28/06 Quarter Entries:

Discount on Cornell Debentures (Warrants)                    $     240,403.00
APIC                                                                             $     240,403.00
To record the fair value of the Debenture
   warrants from 2/1/06 closing

                                 Poseidis, Inc.
                           Debt Discount Amortization


11/30/05 Quarter Entries:                                           Dr.                Cr.
-------------------------------0---------                     ---------------    ---------------
Amortization of Debt Discount                                 $     29,601.08
Discount on Cornell Debentures (Derivatives)                                     $     29,601.08
To record the amortization of the discount
   on debentures for derivative liability

Amortization of Debt Discount                                 $     10,284.61
Discount on Cornell Debentures (Warrants)                                        $     10,284.61
To record the amortization of the discount
   on convertible debentures


2/28/06 Quarter Entries:

Amortization of Debt Discount                                 $     43,944.75
Discount on Cornell Debentures (Derivatives)                                     $     43,944.75
To record the amortization of the discount
   on debentures for derivative liability

Amortization of Debt Discount                                 $     23,823.98
Discount on Cornell Debentures (Warrants)                                        $     23,823.98
To record the amortization of the discount
   on convertible debentures